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ANNUAL AUDITED REPORT
FORM X-17A-5 MAR 01 2018
PART III
Washington DC

SEC FILE NUMBER
8-12500

FACING PAGE   408

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017   AND ENDING 12/31/2017

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nationwide Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Yard Street Building I, Mailing Code: GI-1D-NSL1

                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Grandview Heights	**OH**	**43212**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Igodan Jr.   **614-677-2943**

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

                    (Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Suite 500	**Columbus**	**OH**	**43215**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Christopher Igodan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Securities, LLC _____, as of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

_____
CFO
Title

_____
Notary Public

CHRISTINE O'BRIEN
Notary Public, State of Ohio
My Commission Expires 12-22-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

		Page
Report of Independent Registered Public Accounting Firm		1
Statement of Financial Condition, December 31, 2017		2
Statement of Operations, Year ended December 31, 2017		3
Statement of Changes in Member's Equity, Year ended December 31, 2017		4
Statement of Cash Flows, Year ended December 31, 2017		5
Notes to Financial Statements		6
Schedules		
I	Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934, December 31, 2017	9
II	Computation of the Determination of the Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, December 31, 2017	10
III	Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, December 31, 2017	11



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC (the Company) as of December 31, 2017, and the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended and the related notes and financial statement schedules I, II, and III (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether



the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor, however we are aware that we have served as the Company's auditor since at least 1965.

Columbus, Ohio
February 28, 2018

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

		December 31, 2017
Assets		
Cash	$	12,250,610
Receivables:		
Investment companies		1,015,000
Brokers and dealers		53,012
Affiliates		125
Other receivables		10,317
Prepaid expenses and other		77,184
Clearing organization deposit		120,001
Total assets	$	13,526,249
Liabilities and member's equity		
Liabilities		
Payable to affiliates	$	2,217,124
Sales commissions payable		805,474
Other liabilities		125,724
Total liabilities	$	3,148,322
Member's equity		
Member's equity	$	10,377,927
Member's equity	$	10,377,927
Total liabilities and member's equity	$	13,526,249

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2017
Revenues		
Revenue from sales of variable products of affiliates	$	13,706,337
Revenue from sales of commissionable securities		6,927,128
Investment advisory revenue		1,460,397
Revenue from sales of non-commissionable securities		2,749,780
Affiliation fee and agency conversion income		1,525,906
Interest income		136
Total revenues	$	26,369,684
Expenses		
Registered representatives' compensation from sales of variable products of affiliates	$	13,064,484
Registered representatives' compensation from sales of commissionable securities and advisory services		6,133,493
Compensation and benefits		6,502,877
Other operating expenses		3,040,462
Total expenses	$	28,741,316
Net loss	$	(2,371,632)

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

	Member's equity
Balance as of December 31, 2016	$ 9,749,559
Capital Contributions	3,000,000
Net loss	(2,371,632)
Balance as of December 31, 2017	$ 10,377,927

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

		Year ended December 31, 2017
Cash flows from operating activities		
Net loss	$	(2,371,632)
Adjustments to reconcile net loss to net cash provided from operating activities:		
(Increase) decrease in:		
Receivables from investment companies, brokers and dealers, affiliates and other		216,119
Prepaid expenses and other		(43,589)
Increase (decrease) in:		
Payable to affiliates		621,521
Sales commissions payable		(51,656)
Other liabilities		(95,352)
Net cash used in operating activities	$	(1,724,589)
Cash flows from financing activities		
Capital contributions		3,000,000
Net cash provided by financing activities	$	3,000,000
Net increase in cash	$	1,275,411
Cash, beginning of year		10,975,199
Cash, end of year	$	12,250,610

See accompanying notes to the financial statements.

---

(1) Nature of Operations

Nationwide Securities, LLC ("the Company") is a wholly-owned subsidiary of Nationwide Financial Services Distributors, Inc ("NFSDI"), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii). To qualify for the exemption under Rule 15c3-3(k)(2)(ii), the Company must clear customer transactions through a clearing broker-dealer on a fully-disclosed basis. The firm is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

The Company is currently registered in all 50 states and the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, mutual funds and general securities. The Company is a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries Nationwide Life Insurance Company ("NLIC") and Nationwide Life and Annuity Company ("NLAIC").

The Company collects commissions for Nationwide Financial General Agency Inc. ("NFGA"), a wholly-owned subsidiary of NFSDI, through its National Securities Clearing Corporation account, on a pass-through basis, and remits the amounts to NFGA monthly. Any amounts due to NFGA as of the reporting date are included in Payable to affiliates.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances.

Revenue and Registered Representatives' Compensation Expense Recognition

Revenue from securities transactions and from the sale of mutual funds, which is reported as Revenue from sales of commissionable securities on the Statement of Operations, is recorded on a settlement date basis. The registered representative commission expense paid on this revenue is included in Registered representatives' compensation from sales of commissionable securities and advisory services on the Statement of Operations.

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed upon commission rates, is recognized when earned and recorded as Revenue from sales of variable products of affiliates. Commission expense and related service fees are expensed when incurred and reported as Registered representatives' compensation from sales of variable products of affiliates on the Statement of Operations.

The Company earns revenue from fee-based asset management programs in which third party money managers direct the investments and provide financial planning services for the Company's clients. Fees are based on individual asset manager fee schedules and are received quarterly from these third party managers, but are recognized monthly as earned on a pro rata basis over the term of the management contract. This revenue is reported as Investment advisory revenue. The commission expense incurred on this revenue is reported as Registered representatives' compensation from sales of commissionable securities and advisory services on the Statement of Operations.

The Company also receives revenue from securities and mutual funds transactions that are not associated with a registered representative and for which no commission expense is incurred. This revenue is recognized as earned on a settlement date basis and is reported on the Statement of Operations as Revenue from sales of non-commissionable securities.

Affiliation fee and agency conversion income

During 2017, the Company instituted an affiliation fee program that required certain registered representatives to pay a fee in 2017 to retain their affiliation with the Company. The amount collected for the year ended December 31, 2017 was $1,116,535.

The Company agreed to waive its customer non-solicitation rights in exchange for cash payment from certain registered representatives who were no longer affiliated with the Company. The amount recognized as revenue for the year ended December 31, 2017 was $409,371.

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

Income Taxes

The Company is a single member limited liability company and thus, is considered and treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements. All of the Company's taxable income and expense are included in the income and expense of its single member parent. The federal income tax benefit for the year ended December 31, 2017 would have been $830,071 if the Company was not a disregarded entity.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and is effective January 1, 2018. Due to disregarded entity status, the Company does not have any direct impacts.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $250,000 on December 31, 2017.

On December 31, 2017, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 0.32 times net capital, which was $9,957,449. The amount of net capital in excess of the statutory requirement was $9,707,449.

(4) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC and other affiliates as part of its ongoing operations. Expenses covered under the agreements are subject to allocation among NMIC and those subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed.

For the year ended December 31, 2017, the Payable to affiliates balance includes $519,098 of current month's expenses charged to the Company under its cost sharing agreement, and $1,698,026 of fixed sales commissions that the Company collected for NFGA. The Compensation and benefits and Other operating expenses recorded in the Statement of Operations were incurred under the aforementioned agreement. The Company received $3,000,000 of capital contributions from NFSDI for the year ended December 31, 2017, which was utilized to support the Company's requirements under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is reliant on capital contributions from its parent on a regular and ongoing basis to continually meet and/or exceed the net capital requirements.

Nationwide Securities, LLC

(a wholly-owned subsidiary of NFS Distributors, Inc.)

Notes to December 31, 2017 Financial Statements

During 2017, the Company reported revenue and related commission expense and service fees for sales of the following affiliated companies products:

	Revenues		Registered Representatives' Compensation
NLIC and NLAIC variable annuities	$ 11,141,293	$	10,678,538
NLIC and NLAIC variable life	2,029,395		2,029,395
Nationwide mutual funds	535,649		356,551
Total	$ 13,706,337	$	13,064,484

---

(5) Employee Benefit Plan

Full time equivalent employees allocated to the Company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Expenses are allocated to the companies who employ participants. The Company received a credit to incurred expenses of $66,091 related to the various plans for the year ended December 31, 2017. The credit amount was included in Compensation and benefits expense in the Statement of Operations.

(6) Agreement with Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2017.

(7) Contingencies

The Company is subject to legal and regulatory proceedings in the normal course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position. Nonetheless, it is possible that such outcomes could materially affect the Company's financial position.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the FINRA, the Department of Labor, the Internal Revenue Service, the Federal Reserve Bank and state securities divisions. Such regulatory entities may, in the normal course of business, engage in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

(8) Subsequent Events

The Company evaluated subsequent events through **February 27, 2018**, the date at which the financial statements were issued.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2017

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$ 10,377,927
2.	Deduct member's equity not allowable for net capital	-
3.	Total member's equity qualified for net capital	10,377,927
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	10,377,927
6.	(Deductions) and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition	(416,631)
	B. Other (deductions) and/or charges	(129)
7.	Other additions and/or (credits)	-
8.	Net capital before haircuts on securities positions	9,961,167
9.	Haircuts on securities	(3,718)
10.	Net capital	$ 9,957,449

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$ 209,888
12.	Minimum net capital requirement of reporting broker	250,000
13.	Net capital requirement (greater of line 11 or 12)	250,000
14.	Excess net capital (line 10 less line 13)	9,707,449
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 9,642,616

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 3,148,322
17.	Add drafts for immediate credit	-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19.	Total aggregate indebtedness	$ 3,148,322
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	31.62%

Schedule of Nonallowable Assets (Line 6A)

Receivables from investment companies, brokers and dealers, affiliates and others	$ 339,447
Prepaid expenses and other	77,184
Total Line 6A	$ 416,631

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2017.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.



Nationwide°
is on your side

Nationwide Securities, LLC 2017 Exemption Report

Nationwide Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240. 15c3-3(k)(2)(ii).

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below:

   1.   A customer check in the amount of $1,500 that was received by home office on 5/2/17 and was transmitted to carrier on 5/12/17.

   2.   A check for $2,200 was received by home office on December 27, 2016 pending more information the check was not sent back to the client until January 20, 2017.

   3.   Operations identified 121 checks that were not received the next business day from the Registered Representatives.

Nationwide Securities, LLC

I, Christopher Igodan, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: **AVP, Finance Controllership**
Date: **February 27, 2018**

One Nationwide Plaza
Columbus, OH 43215-2220



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Securities, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Securities, LLC Exemption Report (the Exemption Report), in which (1) Nationwide Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on information furnished to us by management, we believe that the Company's assertion that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report is not fairly stated because the Company generated material revenues from transactions with and for customers that were not cleared on a fully disclosed basis with a clearing broker, and therefore, did not meet the exemption provisions claimed, which require the Company to clear all transactions on a fully disclosed basis with a clearing broker dealer. Additionally, during our review we identified an additional 2,395 instances during the year ended December 31, 2017, in which the Company did not promptly transmit all funds and securities received from customers by noon the next business day following receipt in accordance with the (k)(2)(ii) exemption provisions. We believe these exceptions were required to be disclosed in the Exemption Report.

Based on our review, with the exception of the matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 28, 2018